Exhibit 99.2

VERSES® Announces Commercial Partnership with AI Driller for Smarter Oil and Gas Operations

Predictive Capabilities of Genius™ to Enable Safer and Smarter Drilling Solutions for the Oil and Gas Industry

VANCOUVER, British Columbia, March 21, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the

“Company”), a cognitive computing company specializing in next generation intelligent agent systems, announces that AI Driller, a leading AI solutions company focused on providing a comprehensive operational platform for safer and smarter drilling and completions solutions for the oil and gas industry, has joined the Genius commercial program. AI Driller customers include large global and national oil and gas companies, independent operators, drilling contractors and boutique engineering firms.

“At AI Driller, we provide a suite of best-in-class solutions for safer and smarter operations to the global leaders of the oil and gas industry,” said Marat Zaripov CEO, Founder at AI Driller, Inc. “We strive to continually innovate, and we believe that by partnering with VERSES and leveraging Genius, we can offer even smarter and more predictable optimization and outcomes resulting in improved investment returns (ROI) for our customers. We look forward to this developing relationship as both companies seek to create a safer and smarter world through next generation AI solutions.”

“We are excited for the opportunity to partner with AI Driller to demonstrate the power of Genius to a new vertical, the oil and gas industry,” said Michael Wadden, VERSES Chief Commercial Officer. “AI Driller’s products already improve communication, performance and decision-making with data for the oil drilling industry, and we believe that by adding Genius, we can make that performance even better. In high-stakes drilling, every decision counts. It is essential to monitor key metrics to streamline rate-of-penetration, anticipate equipment maintenance needs, and reduce collision risks to avoid incidents.Genius empowers AI Driller to capture their domain knowledge and use it to develop Agents that learn to predict the right course of action and scale safer, more efficient, and cost-effective drilling operations for its customers.”

Upon successful completion of phase 1, building and testing Genius Agents on high-value drilling use cases, both parties anticipate the execution and announcement of a reseller agreement to provide Genius to the AI Driller global customer base.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

About AI Driller

AI Driller, Inc. is a US-based software company transforming the oil and gas industry through the power of artificial intelligence. Its AI Cloud platform leverages advanced machine learning algorithms and intelligent data processing to provide operators worldwide with real-time data analytics, compliance monitoring, well planning, automated reporting, and performance optimization. Designed with a user-friendly interface, AI Driller enhances decision-making, boosts operational efficiency, and streamlines processes across rigs and frac fleets, centralizing operations, cutting costs, and ensuring consistency in drilling and completions projects. You can explore more about AI Driller at aidriller.com and Linkedin.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the assumption that the predictive capabilities of Genius is expected to enable safer and smarter drilling solutions for the oil and gas industry; that the Genius platform is expected to be transformative for the oil and gas industry; that Genius is expected to allow AI Driller to scale across their global installed base; and that upon successful completion of phase 1, building and testing Genius Agents on high-value drilling use cases, Verses and AI Driller anticipate the execution and announcement of a reseller agreement.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, that the predictive capabilities of Genius will enable safer and smarter drilling solutions for the oil and gas industry; that the Genius platform will be transformative for the oil and gas industry; that Genius will allow AI Driller to scale across their global installed base; and that upon successful completion of phase 1, building and testing Genius Agents on high-value drilling use cases, Verses and AI Driller will execute and announce the signing of a reseller agreement. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the predictive capabilities of Genius will not enable safer and smarter drilling solutions for the oil and gas industry; that the Genius platform will not be transformative for the oil and gas industry; that Genius will not allow AI Driller to scale across their global installed base; and that phase 1, building and testing Genius Agents on high-value drilling use cases will not be successful and Verses and AI Driller will not execute nor announce the signing of a reseller agreement as anticipated by management or at all. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward- looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.